SingTel

[redacted]

07021051

30 January 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period 22 January 2007 to 26 January 2007.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

SEC MAIL RECEIVED PROCESSING SECTION
FEB 12 2007
WASH. D.C. 199

Encs

PROCESSED
FEB 16 2007
THOMSON FINANCIAL

dw 2/16

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

SEC File No: 82-3622

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	23-Jan-2007 08:32:29
Announcement No.	00018

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Proposed Divestment of Undersea Cable Network
Description	
Attachments:	354-sgx.pdf Total size = **11K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

PROPOSED DIVESTMENT OF UNDERSEA CABLE NETWORK

Singapore Telecommunications Limited ("SingTel") announced today that it has reached commercial understanding with Bharti Airtel Limited ("Bharti") on the proposed sale of its 49.99% interest in Network i2i Limited ("i2i"), which owns the i2i undersea cable network between India and Singapore, for approximately US$ 55 million. The transaction may alternatively be structured as a sale of the assets of i2i to Bharti for approximately US $110 million. The transaction is subject to the parties' agreement on the terms and conditions and on obtaining requisite approvals. A further announcement will be made as and when the parties execute definitive agreements.

Dated : 23 January 2007

X: Ann /2007 /354-ann

Lorinda Leung

From: Lim Li Ching

Sent: Tuesday, January 23, 2007 8:33 AM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, January 23, 2007 8:32:29 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

SEC MAIL RECEIVED PROCESSING SECTION FEB 12 2007 WASH. D.C. 199

Announcement details :-

=-=

Announcement Title :: MISCELLANEOUS
Announcement No. :: 00018
Submission Date & Time :: 23-Jan-2007 08:31:51
Broadcast Date & Time :: 23-Jan-2007 08:32:29
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)

=-=

>> CLICK HERE for the full announcement details.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Ms Chan Su Shan
Designation *	Company Secretary
Date & Time of Broadcast	16-Jan-2007 13:11:18
Announcement No.	00026

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release - Bringing HD TV content to every home in Singapore
Description	
Attachments:	NR16Jan07.pdf Total size = **91K** (2048K size limit recommended)

News Release

Bringing HD TV content to every home in Singapore

Mega Media and VOOM supply HD content for SingTel's Pay TV

Content tailored to local audience

Singapore, 16 January, 2007 – Singapore media company Mega Media is to supply an exciting and comprehensive suite of high quality High Definition (HD) channels for SingTel's IPTV service when it is launched commercially later this year.

The slate of HD channels offers something for all audiences and it includes a number of channels in partnership with Rainbow Media's VOOM HD Networks. VOOM HD is the world's largest High Definition broadcaster, broadcasting 15 full HD channels in the United States. The channels on offer here will include VOOM HD, which features a line-up of High Definition programming selected from VOOM's 15 HD Channels, including documentary, travel, music, arts, fashion and lifestyle genres among others.

In addition, Singapore consumers can expect the first Made-by-Singapore HD channel – Sling HD. This is a channel about computer gaming and extreme sports and is designed for those who take both reality and virtual reality to the extreme.

Mega Media and Voom's HD content is currently available on SingTel's IPTV technical trial, which began in November 2006.

Mr Jonathan Foo, Managing Director of Mega Media, said: "This agreement is an affirmation of our position as a leading producer and aggregator of made-in-HD content for the region. HD is the future of television, and that is what we are about. Singapore is leading the push into this new frontier and we are excited that we can offer local audiences the true HD experience."

Mr Quek Peck Leng, SingTel's Executive Vice President of Consumer, said: "HD is set to be the next wave for consumers and SingTel wants to shape the Singapore market with the most HD programming and the best HD content. For example, new local content channels like Sling HD will offer a quality programming alternative that can resonate with the Singapore viewers."

"The collaboration with Mega Media and its partners will help differentiate us when we launch our IPTV service later this year. Our customers can look forward to quality HD content as well as on-demand HD programmes so that they can watch what they want whenever they want.

"SingTel is pleased to help stimulate the Singapore media industry and we hope to create long-term value and strategic benefit for all industry players and ultimately, the consumers," Mr Quek added.

Mr Glenn Oakley, Rainbow Media's Senior Vice President, Business Development, said: "We recognized the opportunity to both expand VOOM HD further into Asia and fill a growing void for quality high-definition programming when we initially decided to collaborate with Mega Media. Today's news marks a major step in our progress and is a testament to our ability to bridge oceans in working together to meet this demand."

Added Mr Greg Moyer, General Manager of VOOM HD Networks: "We are pleased to see our joint efforts help SingTel in its effort to lead Southeast Asia into High Definition. We are delighted that VOOM HD will be included as SingTel rises to the forefront of the 'next generation channels' community and further cements its status as Asia's leading communications group."

The HD format offers images that are five times clearer than the existing Standard Definition (SD) TV images. To fully achieve the quality of HD, programmes must be shot and produced in HD format from the beginning and not just by up-converting SD images. Having been launched in the United States, China and Britain, HDTV deployment in Singapore kicked off in June last year, making Singapore the first in Southeast Asia to start public HDTV trials.

"This collaboration marks a milestone in the ongoing nationwide rollout of HDTV. It affirms that broadcasters and content providers see a compelling business case in providing quality HD programmes and services to consumers. Mega Media's exciting slate of HD channels on SingTel's IPTV service will also help to add diversity of content and provide more entertainment media options for the viewing public," said Mr Yeo Chun Cheng, Chief Information Officer, Media Development Authority of Singapore.

MDA has issued a nationwide IPTV licence to SingTel's wholly-owned subsidiary SingNet.

About Mega Media Group

Considered one of Asia's leading media companies, Mega Media is a fully integrated media group that covers the entire media content workflow. It's 5 key areas of business are Creation, Distribution, Technology, Education & New Media. Today, Mega Media is the largest

independent HD producer in South-East Asia and in its portfolio is a co-production slate with VOOM HD Networks to produce a slate of 100-200 hours of High Definition television content valued at US$20 million. Mega Media has also created and will be launching a bouquet of new HD & SD channels in the Asian Region. This family of channels will see an addition of more than 500 hours of original HD content being produced each year.

About SingTel

SingTel is Asia's leading communications group with operations and investments around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

With significant operations in Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

To serve the needs of multi-national corporations, SingTel has a network of 37 offices in 19 countries and territories throughout Asia Pacific, Europe and the United States. These offices enable SingTel to deliver reliable and quality network solutions to its customers, either on its own or jointly with local partners.

The Group also has major investments in Bangladesh, India, Indonesia, the Philippines and Thailand. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving more than 100 million customers in seven markets.

SingTel employs about 20,000 people worldwide and had a turnover of S$13.14 billion (US$8.12 billion) and net profit after tax of S$4.16 billion (US$2.57 billion) for the year ended 31 March 2006. More information can be found @ www.singtel.com and www.optus.com.au.

Ong Winn Nie

From: Lim Li Ching

Sent: Tuesday, January 16, 2007 1:32 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System% SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM% SNETDO@SGX.COM]
Sent: Tuesday, January 16, 2007 1:11:18 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00026
Submission Date & Time :: 16-Jan-2007 13:10:41
Broadcast Date & Time :: 16-Jan-2007 13:11:18
Company Name :: SINGTEL
Submitted By :: Ms Chan Su Shan
=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/01/2007

TIME: 16:17:45

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Bringing HD TV Content to Every Home in Singapore

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Ong Winn Nie

From: ASX.Online@asx.com.au
Sent: Tuesday, January 16, 2007 1:18 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 416251.pdf

416251.pdf (123 KB)

ASX confirms the release to the market of Doc ID: 416251 as follows:
Release Time: 16-Jan-2007 16:17:39
ASX Code: SGT
File Name: 416251.pdf
Your Announcement Title: News Release - Bringing HD TV content to every home in Sing

END